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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of April 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F   X             Form 40-F
                                 -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                     No   X
                           -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1.       Other Events

         On April 16, 2002 in Singapore, the Company began distribution of the Company's proxy statement and supplementary financial statements for the year ended December 31, 2001 for the annual shareholders' meeting to be held on May 15, 2002. A copy of the Company's proxy statement is attached hereto as Exhibit
99.1 and a copy of the supplementary financial statements is attached hereto as
Exhibit 99.2. Each are incorporated herein by reference.

2.       Exhibits

         99.1 The Company's proxy statement for the annual shareholders' meeting to be held on May 15, 2002.

         99.2 Supplementary Financial Statements for the year ended December 31, 2001.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: April 16, 2002

                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD



                                             By: /s/ Chia Song Hwee
                                                 -------------------------------
                                             Name:  Chia Song Hwee
                                             Title: Senior Vice President, Chief
                                                    Financial Officer and Chief
                                                    Administrative Officer


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                                 EXHIBIT INDEX

         99.1 The Company's proxy statement for the annual shareholders' meeting to be held on May 15, 2002.

         99.2 Supplementary Financial Statements for the year ended December 31, 2001.